UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER:	000-54500
CUSIP NUMBER:

(Check One):	[X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

	For Period Ended:	May 31, 2015

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I - REGISTRANT INFORMATION

CELL MEDX CORP.
Full Name of Registrant

Former Name if Applicable

74 N. Pecos Road, Suite D,
Address of Principal Executive Office (Street and Number)

Henderson, NV 89074
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is unable to file its annual report on Form 10-K for the period ended May 31, 2015 within the prescribed time period due to a situation where the Company's filing agent was unable to  complete the revisions to our Edgar and XBRL filings in sufficient time to file as of August 31, 2015.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Frank McEnulty	(844)	238-2692
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

Yes [X] No [ ]

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Yes [X] No [ ]
During November 2014 the Comapny acquired a proprietary technology for the use of microcurrents for the treatment of diabetes and related ailments, as a result we expect to report a significant change in our results year over year.  During the fiscal year ended May 31, 2015 we reported gross revenues of $42,624 as compared to Nil in the prior comparative period, costs of goods sold of $26,560 (2014- Nil) and gross profit of $16,064 (2014 - Nil). Further we reported operating expenes for the year ended May 31, 2015 of $1,048,229 as compared to only $18,527 during the fiscal year ended 2014.  The substantive increase in operating expenses is directly related to the acquired technology, and includes the following costs: consulting fees of $275,146 (2014 - Nil), stock-based compenstation of $203,829 (2014 - Nil), General and administrative expenses of $300,532 (2014 - $18,527), research and development costs of $177,867 (2014 - Nil), financing costs of $88,900 (2014 - Nil) and $1,955 (2014 - Nil) in amortization of certain fixed assets.   Our net loss for the year ended May 31, 2015 totaled $1,032,165 as compared to $18,527 in fiscal 2014.  We recorded unrealized foreign translation gains of $765 during the current fiscal year (2014 - Nil) for a comprehensive loss of $1,031,400.

CELL MEDX CORP.
Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 31, 2015	By:	/s/Frank McEnulty
		Name:	Frank McEnulty
		Title:	Chief Executive Officer

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).